Exhibit (m)(x)

Fundvantage Trust

Polen Capital ETFs

Distribution Plan Pursuant to Rule 12b-1

This Distribution Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, (the “1940 Act”) by FundVantage Trust (the “Trust”) for the shares of beneficial interest (“Shares”) of each series of the Trust listed on Schedule A attached hereto, as it may be amended from time to time (each an “ETF”). Each series set forth on Schedule A operates as an “exchange-traded fund” or ETF pursuant to Rule 6c-11 under the 1940 Act. The Plan was approved by a majority of the Trust’s Board of Trustees (the “Board”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan (the “Independent Trustees”), by votes cast in person at a meeting called for the purpose of voting on the Plan.

In reviewing the Plan, the Board considered the proposed schedule and nature of payments under the Plan and the Distribution Agreement entered into between the Trust and [ ], the distributor of each ETF’s Shares, (it and any subsequent distributor of Shares of the ETF are each referred to as a “Distributor, pursuant to which the Distributor will act as the exclusive distributor with respect to the creation and distribution of aggregations of an ETF’s Shares as described in the ETF’s’ registration statement (“Creation Units”).The Board concluded that the proposed compensation of the Distributor under the Plan for promotion and distribution of Shares of each ETF is fair and not excessive. Accordingly, the Board determined that the Plan should provide for such compensation and that adoption of the Plan would be prudent and in the best interests of each ETF and its shareholders. Such approval included a determination that in the exercise of reasonable business judgment of the Board and in light of the fiduciary duties of the Board, there is a reasonable likelihood that the Plan will benefit the Trust, each ETF and its shareholders.

The provisions of the Plan are:

1. The Trust shall pay, on behalf of the ETF, to the Distributor an annual fee in the amount set forth on Schedule A of the average daily net assets of the ETF (or such lesser amount as may be established from time to time by a majority of the Board, including a majority of the Independent Trustees) for advertising, marketing and distributing the ETF’s Shares. Such fee shall be payable from the ETF’s assets and shall be paid in monthly installments promptly after the last day of each calendar month.

2. The Distributor agrees to provide services and contract for services which results in Distributor incurring distribution expenses with respect to the ETF. For purposes of the Plan, “Distribution Expenses” mean expenses incurred for distribution activities encompassed by Rule 12b-1 under the 1940 Act, which may include public relations services, telephone services, sales presentations, media charges, preparation, printing and mailing of advertising and sales literature, data processing necessary to support a distribution effort, printing and mailing prospectuses and reports used for sales purposes, as well as any sales commissions or service fees paid to broker-dealers or other financial institutions who have executed sales or service agreements with the Trust or the Distributor, which forms of agreements have been approved by a majority of the Board, including a majority of the Independent Trustees, and who sell or provide support services in connection with the distribution of the ETF’s Shares, provided, however, that (i) the service fee for an ETF that may be used by the Distributor or paid to a servicing party by the Distributor to cover expenses primarily intended to result in the sale of shares or Creation Units of the ETF, including, without limitation, payments to the Distributor or paid to a servicing party and other persons by the Distributor as compensation for the sale of the shares or Creation Units (including payments that may be deemed to be selling concessions or commissions) may not exceed the maximum amount, if any, as may from time to time be permitted for such services under Financial Industry Regulatory Authority (“FINRA”) Rule 2341 or any successor rule, in each case as amended or interpreted by the FINRA (“Rule 2341”), and (ii) the service fee for an ETF that may be used by the Distributor or paid to a servicing party by the Distributor to cover expenses primarily intended for personal service and/or maintenance of shareholder accounts may not exceed the maximum amount, if any, as may from time to time be permitted for such services under Rule 2341.

3. Nothing in the Plan shall operate or be construed to limit the extent to which the ETF’s investment manager (the “Manager”) or any other person, other than the Trust, may incur costs and bear expenses associated with the distribution of the ETF Shares.

4. From time to time, the Manager may make payments to third parties out of its management fee, not to exceed the amount of that fee, including payments of fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of the ETF’s Shares within the context of Rule 12b-1 under the 1940 Act, such payments shall be deemed to be authorized by the Plan.

5. The persons authorized to make payments on behalf of the ETF pursuant to the Plan and the Distributor shall collect and monitor the documentation of payments made to the Distributor pursuant to paragraph 1 of the Plan and the Distribution Expenses incurred by the Distributor pursuant to paragraph 2 of the Plan. On a quarterly basis, such persons shall furnish to the Board for its review a written report of such payments and expenses for the previous fiscal quarter, and they shall furnish the Board with such other information as the Board may reasonably request in connection with the payments made under the Plan in order to enable the Board to make an informed determination of whether the Plan should be continued.

6. The Plan shall continue in effect for a period of more than one year only so long as such continuation is specifically approved at least annually by a majority of the Board, including a majority of the Independent Trustees, by votes cast in person at a meeting called for the purpose of voting on the Plan.

7. The Plan and each agreement entered into pursuant to the Plan may be terminated at any time, without penalty, by vote of a majority of the outstanding shares of the ETF, or by vote of a majority of the Independent Trustees, on not more than sixty (60) days’ written notice.

8. The Plan and each agreement entered into pursuant to the Plan may not be amended to increase materially the amount to be spent by the Trust pursuant to paragraph 1 of the Plan without approval by a majority of the outstanding shares of each affected class of the ETF Fund.

9. All material amendments to the Plan or to any agreement entered into pursuant to the Plan shall be approved by a majority of the Board, including a majority of the Independent Trustees, by votes cast in person at a meeting called for the purpose of voting on any such amendment.

10. While this Plan is in effect, the Board shall satisfy such provisions of the fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act as are currently in effect.

Fundvantage Trust

Schedule A

Dated March 9, 2026

To the Distribution Plan Pursuant to Rule 12b-1
For Polen Capital ETFs
Dated September March 10, 2025

Portfolio/Share Class	Maximum Rule 12b-1 Fee
Polen Focus Growth ETF	0.25%
Polen 5Perspectives Small-Mid Growth ETF	0.25%
Polen 5Perspectives Growth Opportunities ETF	0.25%
Polen 5Perspectives Large Growth ETF	0.25%

Sch. A-1